EXHIBIT 12

                      RATIO OF EARNINGS TO FIXED CHARGES



The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

      Six Months
        Ended
       June 30,                   Year Ended December 31,
     --------------      ------------------------------------------

     1997      1996      1996     1995     1994     1993     1992
     ----      ----      ----     ----     ----     ----     ----

     8.4X      8.5X 1/    8.1X 1/  6.6X 2/  7.7X    5.8X 3/  7.7X



For purposes of this ratio, earnings have been calculated by adding to income before income taxes the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and that portion of rental expense deemed to represent interest.

1/ The ratios for 1996 include the gain from the sale of the Cardinals, which increased income before income taxes by $54.7 million for both the six months ended June 30, 1996 and the year ended December 31, 1996. Excluding this one-time gain, the ratios would have been 8.1X for the six months ended June 30, 1996 and 7.9X for the year ended December 31, 1996.

2/ The ratio for 1995 includes the impact of the Tampa Brewery shutdown and the reduction of beer wholesaler inventories.
Excluding these non-recurring items, the ratio would have been 7.6X.

3/ Includes the impact of the one-time, pretax restructuring charge of $401.3 million as a result of the company's Profitability
Enhancement Program. Excluding this non-recurring special charge, the ratio would have been 7.5X.